Vegan Fine Foods, LLC

Financial Statements

December 31, 2018 and 2017



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

VEGAN FINE FOODS, LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Member
Vegan Fine Foods, LLC
Fort Lauderdale, Florida

We have reviewed the accompanying financial statements of Vegan Fine Foods, LLC (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and member's equity (deficit), and cash flows for the period from July 14, 2017 (inception) to December 31, 2017 and for the year ended December 31, 2018 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

May 14, 2019
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

VEGAN FINE FOODS, LLC

Balance Sheets
December 31, 2018 and 2017

Assets		2018		2017
Current assets:				
Cash	$	62,972	$	-
Accounts receivable		5,528		-
Inventory		30,000		3,973
Total current assets		98,500		3,973
Property and equipment - net		214,092		140,789
Security deposits		750		-
	$	313,342	$	144,762

Liabilities and Member's Deficit				
Current liabilities:				
Accounts payable	$	35,248	$	-
Accrued expenses		7,708		-
Notes payable - current portion		107,009		-
Notes payable - related party		403,507		164,992
Other current liabilities, net of deferred financing costs		130,064		-
Total current liabilities		683,536		164,992
Long-term liabilities:				
Notes payable - net of current portion		2,279		-
Total liabilities		685,815		164,992
Member's deficit		(372,473)		(20,230)
Total liabilities and member's deficit	$	313,342	$	144,762

See report of independent accountants and accompanying notes to financial statements.

2

VEGAN FINE FOODS, LLC

Statements of Operations and Member's Equity (Deficit)
Year Ended December 31, 2018 and for the period from
July 14, 2017 (inception) to December 31, 2017

	2018	2017
Sales, net	$ 752,342	$ -
Cost of sales	705,338	-
Gross profit	47,004	-
Operating expenses:		
Selling, general, and administrative expenses	152,867	20,230
Facility expenses	154,073	-
Depreciation	38,742	-
Total operating expenses	345,682	20,230
Operating loss	(298,678)	(20,230)
Other expense:		
Interest expense	53,565	-
Net loss	(352,243)	(20,230)
Member's (deficit) equity, beginning of period	(20,230)	-
Member's deficit, end of period	$ (372,473)	$ (20,230)

See report of independent accountants and accompanying notes to financial statements.

3

VEGAN FINE FOODS, LLC

Statements of Cash Flows
Year Ended December 31, 2018 and for the period from
July 14, 2017 (inception) to December 31, 2017

	2018	2017
Cash flows from operating activities:		
Net loss	$ (352,243)	$ (20,230)
Adjustments to reconcile net loss to net cash		
from operating activities:		
Depreciation	38,742	-
Deferred financing costs, net of accretion to interest	(10,132)	-
Change in operating assets and liabilities:		
Accounts receivable	(5,528)	-
Inventory	(26,027)	(3,973)
Security deposits	(750)	-
Accounts payable	35,248	-
Accrued expenses	7,708	-
Net cash used in operating activities	(312,982)	(24,203)
Cash flows used in investing activities:		
Purchase of property and equipment	(112,045)	(140,789)
Cash flows from financing activities:		
Proceeds from financing agreements, net	108,517	-
Proceeds from advance	13,958	-
Proceeds from notes payable - related party	238,515	-
Proceeds from notes payable, net	127,009	164,992
Net cash provided by financing activities	487,999	164,992
Net change in cash	62,972	-
Cash, beginning of period	-	-
Cash, end of period	$ 62,972	$ -
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 39,786	$ -
Supplemental disclosure of non-cash transactions:		
Prepaid financing costs	$ 54,446	$ -

See report of independent accountants and accompanying notes to financial statements.

4

VEGAN FINE FOODS, LLC

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Vegan Fine Foods, LLC (the "Company"), was founded in 2017 and operates a café and market place specializing in vegan cuisine and products.

Management's Plans: The Company's plan for 2019 and 2020 is to grow its revenues significantly by launching an ecommerce platform, introducing a line of private-label products in each major food category, and implementing a new inventory management, point of sale, and enterprise resource planning system. The Company will also professionalize its operations, franchise sales process, marketing efforts, and make strategic hires to drive these initiatives. Capital contributions from its financing operations will enable the Company to invest in these programs to meet its revenue goals for 2019 and beyond, with the goal of reaching profitability by 2020. The Company also intends to license its branding and logos to a Company under common ownership for franchising opportunities. The Company foresees that continuing to scale to meet the market growth in the vegan food space, actively growing the market through the Company's marketing and advertising efforts, and continuously improving internal operations will set it up to be a leader in the fast-growing natural food industry and continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: Accounts receivable is stated at the amount the Company expects to collect from balances outstanding at year-end. The Company uses the allowance method under generally accepted accounting principles for recording bad debts. As of December 31, 2018 and 2017, management determined no allowance was necessary.

Inventory: Inventory consists of raw materials and finished goods associated with the vegan cuisine and merchandise in the café and market. Inventory is valued at the lower of cost or market on the first-in, first-out basis. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at December 31, 2018 and 2017.

1. **Summary of Significant Accounting Policies, Continued:**

    Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation on property and equipment is computed using the straight-line method. Leasehold improvements are depreciated over the lesser of the estimated useful lives of the related assets or the lease term, which is five years. Furniture and fixtures and machinery and equipment are depreciated over their estimated useful lives, which range from five to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

    Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the customer, which is generally upon purchase, for items sold at the café and market, and upon shipment, for items sold through online retail outlets. Sales are recorded net of discounts.

    Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $32,714 for 2018 and $2,993 for 2017.

    Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its member reports their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

    Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

    Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

    Recent Accounting Pronouncements:

    Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

1.   **Summary of Significant Accounting Policies, Continued:**

Recent Accounting Pronouncements, Continued:

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through May 14, 2019, the date the financial statements were available for issuance, and has determined that no additional disclosures are necessary.

2.   **Inventory:**

Inventory consisted of the following at December 31:

	2018	2017
Raw materials	$ 7,500	$ 3,973
Finished goods	22,500	-
	$ 30,000	$ 3,973

3. **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2018	2017
Leasehold improvements	$ 124,840	$ 105,115
Machinery and equipment	77,400	35,088
Furniture and fixtures	50,593	586
	252,833	140,789
Less - accumulated depreciation	38,741	-
	$ 214,092	$ 140,789

Depreciation expense was $38,742 for 2018. There was no depreciation expense for 2017 as the assets were not placed in service and the lease had not yet commenced.

4. **Notes Payable:**

The Company entered into various unsecured promissory notes with private lenders during 2018 for the principal amount of $110,000. The notes bear interest ranging from 8.26% to 14.58% per annum with principal and interest payments due weekly. The principal balances are to be paid in full on or before the notes mature ranging from November 2019 to January 2020. The balance of the notes was $109,288 at December 31, 2018. Future principal payments are expected to be $107,009 for 2019 and $2,279 for 2020.

5. **Notes Payable – Related Party:**

During 2018, the Company entered into an unsecured promissory note from the managing member with a total principal balance of $138,290. The note bears interest at 5%, per annum. The principal and accrued interest are due within thirty days of the managing member providing the Company written notice of demand.

During 2018 and 2017, the Company entered into unsecured promissory notes from the parent company with a total principal balance of $265,217 at December 31, 2018 and $164,992 at December 31, 2017. The notes bears interest at 5%, per annum. The principal and accrued interest are due within thirty days of the parent company providing the Company written notice of demand.

6. **Convertible Note:**

The Company has a convertible note outstanding at December 31, 2018 with a total principal amount of $20,000. The note bears interest at 20% per annum and contains a beneficial conversion feature upon which the principal will convert to common stock equal to 90% of the per share price paid by investors. Management determined the effect of the beneficial conversion feature was immaterial to the financial statements as a whole. The note will convert upon the close of a Series A funding round or termination of the note, which will occur if a Series A round closes or the note is settled by the Company in stock or payment of principal. The full principal amount of the note was outstanding as of the date of this report and is included in other current liabilities on the accompanying balance sheets.

7. **Financing Agreements:**

During 2018, the Company entered into various agreements with financing companies for the sale of future receipts. The Company sold future receipts with a value of $172,109, for a total purchase price of $117,663 with the corresponding $54,446 discount being recorded as a deferred financing cost included as an offset to the outstanding balance of the agreements on the accompanying balance sheets. Interest recognized related to these financing agreements was $44,314 during 2018. The agreement calls for a maximum daily collection amounts by the purchaser ranging from $195 to $1,383 and a maximum monthly percentage of future receipts available for collection by the purchaser ranging from 10% to 15%. The future receipts were sold with and without recourse. The outstanding balance on the financing agreements was $106,238 at December 31, 2018, included in other current liabilities on the accompanying balance sheets.

8. **Advance:**

During 2018, the Company received an advance of $13,958 from a private party to help fund operations, included in other current liabilities on the accompanying balance sheets. The advance did not bear interest and was paid in full in January 2019.

9. **Leases:**

The Company sub-leases its retail space under a non-cancelable operating lease agreement through its parent Company, Vegan Market, Inc. with an expiration date of January 2023, which is renewable for two additional five year periods. Monthly rent expense for the retail space was $7,166 with various other incremental operating charges per the lease agreement. The lease calls for rent escalations throughout the five year term. Management has determined the straight-line rent effects to be immaterial to the financial statements as a whole. Total rent expense was $131,596 for 2018.

9.   **Leases, Continued:**

Future minimum lease payments at December 31, 2018 are as follows:

Year	Amount
2019	$ 88,357
2020	91,014
2021	93,744
2022	96,557
2023	8,061
	$ 377,733